# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TORM plc, CIK 0001655891
CUSIP: G89479102
Title of class of securities: Class A common shares, par value $0.01 per share
Address of issuer's principal executive offices: Birchin Court, 20 Birchin Lane, London, United Kingdom (X0), EC3V 9DU
Date of event which requires filing of this statement: 11/14/2025
Amends the filing with accession number 0000905148-18-000162
Filed by CIK 0001403525
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- OCM NJORD HOLDINGS S.A R.L.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 40,581,120; sole dispositive power 0; shared dispositive power 40,581,120; aggregate amount beneficially owned 40,581,120 (40.05% of the class)
  Comment: The percent of class is calculated based on 101,318,501 shares of Class A common stock, par value $0.01 per share (the "Class A Shares") outstanding as of November 14, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 14, 2025 (the "Form 6-K").
- OAKTREE CAPITAL MANAGEMENT GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 40,581,120; sole dispositive power 0; shared dispositive power 40,581,120; aggregate amount beneficially owned 40,581,120 (40.05% of the class)
  Comment: The percent of class is calculated based on 101,318,501 Class A Shares outstanding as of November 14, 2025, as reported in the Issuer's Form 6-K.
- OAKTREE CAPITAL HOLDINGS, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,581,120; sole dispositive power 0; shared dispositive power 40,581,120; aggregate amount beneficially owned 40,581,120 (40.05% of the class)
  Comment: The percent of class is calculated based on 101,318,501 Class A Shares outstanding as of November 14, 2025, as reported in the Issuer's Form 6-K.
- Oaktree Capital Group Holdings GP, LLC (CIK 0001403525): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,581,120; sole dispositive power 0; shared dispositive power 40,581,120; aggregate amount beneficially owned 40,581,120 (40.05% of the class)
  Comment: The percent of class is calculated based on 101,318,501 Class A Shares outstanding as of November 14, 2025, as reported in the Issuer's Form 6-K.

## Item 1. Security and Issuer
Title of class of securities: Class A common shares, par value $0.01 per share
Name of issuer: TORM plc
Address of issuer's principal executive offices: Birchin Court, 20 Birchin Lane, London, United Kingdom (X0), EC3V 9DU
Comment: This Amendment No. 19 ("Amendment No. 19") is being filed solely to amend the description of the Sale and Purchase Agreement (as defined below) in Item 4. Amendment No. 19 is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on February 5, 2018, as amended by Amendment No. 1 thereto filed March 27, 2020, Amendment No. 2 thereto filed May 19, 2020, Amendment No. 3 thereto filed June 5, 2020, Amendment No. 4 thereto filed June 17, 2020, Amendment No. 5 thereto filed September 14, 2020, Amendment No. 6 thereto filed April 26, 2023, Amendment No. 7 thereto filed June 12, 2023, Amendment No. 8 thereto filed December 4, 2023, Amendment No. 9 thereto filed January 9, 2024, Amendment No. 10 thereto filed January 18, 2024, Amendment No. 11 thereto filed March 14, 2024, Amendment No. 12 thereto filed April 8, 2024, Amendment No. 13 thereto filed June 3, 2024, Amendment No. 14 thereto filed October 3, 2024, Amendment No. 15 thereto filed March 18, 2025, Amendment No. 16 thereto filed September 5, 2025, Amendment No. 17 thereto filed September 15, 2025 and Amendment No. 18 thereto filed September 29, 2025 (the "Original 13D," and together with Amendment No. 19, the "Schedule 13D") with respect to the Class A Shares of the Issuer. Except as specifically provided herein, this Amendment No. 19 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 19 shall have the same meanings ascribed thereto in the Schedule 13D. The Issuer is a foreign private issuer as defined in Rule 3b-4 of the Act and its principal executive offices are at Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.

Ownership percentages set forth in this Schedule 13D assume 101,318,501 Class A Shares outstanding as of November 14, 2025, which is based on the Issuer's Form 6-K. As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 40,581,120 Class A Shares, which represents approximately 40.05% of the total outstanding Class A Shares.

This Amendment No. 19 is being filed to reflect a change in the percentage previously reported solely as a result of the change in the outstanding Class A Shares. The Reporting Persons have no other material changes to the information previously reported or transactions since the filing of Amendment No. 18 to the Schedule 13D. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the Class A Shares referred to herein for purposes of the Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- OCM NJORD HOLDINGS S.A R.L.: /s/ Martin Eckel, Martin Eckel / Manager (11/17/2025)
- OAKTREE CAPITAL MANAGEMENT GP, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (11/17/2025)
- OAKTREE CAPITAL HOLDINGS, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (11/17/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren/ Senior Vice President (11/17/2025)